

04024282





British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F
(previously Form 61)

82-2911

ISSUER DETAILS

NAME OF ISSUER

	FOR QUARTER ENDED			DATE OF REPORT		
	Y	M	D	Y	M	D
Cadre Resources Ltd.	04	01	31	04	03	29

ISSUER ADDRESS

Box # 48836, Bentall Center, 595 Burrard Street

CITY/	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	B.C.	V7X 1A8	(250) 447- 9149	(250) 447- 6641

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Page Chilcott	Director	(250) 447- 6641

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS	
investorrelations@cadreresources.com	cadreresources.com	

CERTIFICATE

The three schedules required to complete this Report are attached and the Board of Directors has approved the disclosure contained therein. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED		
		Y	M	D
"R. Page Chilcott"	R. Page Chilcott	04	03	29

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED		
		Y	M	D
"Stanley L. Sandner"	Stanley L. Sandner	04	03	29

FIN51-901F Rev.2000/12/19

SCHEDULE A: FINANCIAL INFORMATION

PROCESSED
APR 14 2004
THOMSON
FINANCIAL

SCHEDULE B: SUPPLEMENTARY INFORMATION

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

CADRE RESOURCES LTD.

BALANCE SHEETS

January 31, 2004 and October 31, 2003

(Expressed in U.S. dollars)

Unaudited

	January 31	October 31
ASSETS		
Current		
Cash	$ 41,538	$ 1,320
Receivables	3,907	3,772
	45,445	5,092
Mineral concessions (Notes 2 & 3)	-	-
Capital assets	-	-
	$ 45,445	$ 5,092
LIABILITIES		
Current		
Accounts payable	$ 579,469	$ 587,132
Amounts owing to shareholders (Note 6)	143,629	143,629
	723,098	730,761
SHAREHOLDERS' EQUITY		
Share capital (Notes 2 and 4)		
Authorized		
100,000,000 common shares without par value		
100,000,000 preferred shares without par value		
Issued and outstanding		
10,421,715 common shares		
(October 31, 2002 10,421,715 common shares)	4,881,573	4,881,573
Share subcriptions	105,000	
Deficit	(5,664,227)	(5,607,242)
	(677,654)	(725,669)
	45,445	$ 5,092

See accompanying notes to financial statements

CADRE RESOURCES LTD.
STATEMENTS OF LOSS AND DEFICIT
For The Three Months Ended January 31, 2004 and 2003

(Expressed in U.S. dollars)

Unaudited

Three Months Ended			Three Months Ended	
2004	2003		**2004**	2003
		Expenses		
$ **5,650**	-	Accounting and audit	$ **5,650**	$ -
180	95	Bank charges and interest	**180**	95
7,100	-	Consulting fees	**7,100**	-
-	-	Depreciation	**0**	-
(891)	14,676	Foreign exchange	**(891)**	14,676
2,315	316	Legal fees	**2,315**	316
25,905	28,768	Management fees	**25,905**	28,768
2,736	861	Office and printing	**2,736**	861
1,768	341	Shareholder costs and listing fees	**1,768**	341
986	670	Telephone	**986**	670
10,602	2,805	Travel and promotion	**10,602**	2,805
634	-	Sundry	**634**	-
			-	
56,985	48,532	Loss before undernoted items	**56,985**	48,532
-		Write down shareholder loans	**-**	-
56,985	48,532	Net loss	**56,985**	48,532
			-	
5,280,418	5,360,256	Deficit, beginning of period	**5,607,242**	5,360,256
$ **5,337,403**	$ 5,408,788	Deficit, end of period	$ **5,664,227**	$ 5,408,788

See accompanying notes to financial statements

CADRE RESOURCES LTD.

STATEMENTS OF CASH FLOWS

For The Three Months Ended January 31, 2004 and 2003

(Expressed in U.S. dollars)

Unaudited

Three Months Ended			Three Months Ended	
2004	2003		2004	2003
		NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES:		
		OPERATING		
$ (56,985)	$ (48,532)	Net loss for the period	$ (56,985)	$ (48,532)
		Items not affecting cash:		
-	-	Depreciation	-	-
(56,985)	(48,532)		(56,985)	(48,532)
(7,797)	43,131	Changes in non-cash operating working capital items	(7,797)	43,131
(64,782)	(5,401)		(64,782)	(5,401)
		INVESTING		
-	-	Mineral concession expenditures	-	-
-	-	Fixed assets	-	-
-		Write down sharholder loans	-	-
		FINANCING		
105,000		Share subscriptions	105,000	
-	-	Share capital issued	-	-
105,000			105,000	
40,218	(5,401)	Net cash flow	40,218	(5,401)
1,320	7,105	Cash, beginning of period	1,320	7,105
$ 41,538	$ 1,704	**Cash, end of period**	$ 41,538	$ 1,704

See accompanying notes to financial statements

CADRE RESOURCES LTD.
NOTES TO THE FINANCIAL STATEMENTS
(Expressed in United States dollars)
January 31, 2003
Unaudited

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated on March 1, 1988 under the laws of the Province of British Columbia and was continued under the Canada Business Corporations Act on June 19, 1995. The Company's principal business activity is the acquisition and exploration of resource properties and is considered to be in the exploration stage.

On March 12, 2002, the Company was designated inactive by the TSX Venture Exchange ("TSX-V") and was transferred to the NEX Board on August 18, 2003. The Company is subject to restrictions on share issuances and certain types of payments as set out in NEX policies.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. Continued operations of the Company are dependent on the Company's ability to receive continued financial support from its creditors, complete public equity financings or generate profitable operations in the future.

	January 31 2004	December 31 2003
Working capital (deficiency)	$ (677,653)	$ (725,669)
Deficit	(5,664,227)	(5,607,242)

These interim financial statements should be read in conjunction with the most recent annual financial statements

2. SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the year. Actual results could differ from these estimates.

2.   **SIGNIFICANT ACCOUNTING POLICIES** (cont'd...)

Foreign currency translation

The Company reports in United States dollars. Monetary assets and liabilities denominated in foreign currencies are translated into United State dollar equivalents at the exchange rate in effect at the balance sheet date and non-monetary assets and liabilities at the exchange rates in effect at the time of the transaction. Revenues and expenses denominated in foreign currencies are translated at the exchange rate in effect at the time of the transaction. Gains and losses arising on translation are included in the statements of operations and deficit.

Future income taxes

Future income taxes are recorded using the asset and liability method whereby future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

Stock-based compensation

The Company grants options in accordance with the policies of the TSX-V. Effective November 1, 2002, the Company adopted the new CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments", which recommends a fair value-based methodology for measuring compensation costs. The Company has adopted the use of the fair value-based method and therefore all awards to employees and non-employees will be recorded at fair value on the date of grant. Any consideration paid by the option holders to purchase shares is credited to capital stock.

3.   **ADVANCES PAYABLE**

	January 31 2004	December 31 2003
Advances from a shareholder, non-interest bearing, unsecured with no fixed terms of repayment	$ 43,629	$ 43,629
Advances from a director, non-interest bearing, unsecured, with no fixed terms of repayment.	100,000	100,000
	$ 143,629	$ 143,629

CADRE RESOURCES LTD.
NOTES TO THE FINANCIAL STATEMENTS
(Expressed in United States dollars)
January 31, 2003
Unaudited

3.   ADVANCES PAYABLE (cont'd...)

A debt settlement agreement has been reached whereby advances payable will be satisfied by the issue of common shares at a price of CDN$ 0.145

4.   CAPITAL STOCK

	Number of Shares	Amount
Authorized		
100,000,000 common shares, without par value		
Issued		
Balance, October 31, 2003	10,421,715	4,881,573
Private placements		
Finder's fee		
Exercise of options		
Share issue costs		
Balance January 31, 2004	10,421,715	$ 4,881,573

Stock options and warrants

As at January 31, 2004, the following stock options and warrants were outstanding:

	Number of Shares	Exercise Price	Expiry Date
Options	25,000	CDN $0.20	April 22, 2004
	100,000	0.20	February 7, 2005
	245,000	0.20	February 2, 2006
	111,000	0.15	May 25, 2006
Warrants	1,000,000	0.40	March 13, 2004
	600,000	US$ 0.10	June 27, 2005

Stock option transactions are summarized as follows:

	Number of Options	Weighted Average Exercise Price
Outstanding, October 31, 2003	481,000	0.19
Granted	-	-
Exercised	-	
Expired/cancelled	-	-
Outstanding, January 31, 2004	481,000	CDN$ 0.19
Exercisable, January 31, 2004	481,000	CDN$ 0.19

5. RELATED PARTY TRANSACTIONS

Included in accounts payable as at January 31, 2004 is $351,174 due to directors and companies controlled by directors of the Company. Included in advances payable is $100,000 due to a director of the Company.

During the period ended January 31, 2004, the Company paid or accrued management fees of $28,768 to directors and companies controlled by directors of the Company.

These transactions are in the normal course of operations and are measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

6. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, receivables, accounts payable and accrued liabilities and advances payable. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

The Company is exposed to financial risk arising from fluctuations in foreign exchange rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

---

7.   **SEGMENTED INFORMATION**

The Company currently operates in Canada in one reportable operating segment, being the acquisition and exploration of resource properties.

8.   **SUBSEQUENT EVENTS**

Subsequent to January 31, 2003, the Company:

a)   Received regulatory approval for a private placement consisting of 1,638,440 units at a price of CDN$0.145 per unit. Each unit will consist of one common share and one non-transferable share purchase warrant exercisable at a price of CDN$0.19 per share for a period of one year.

b)   Reached an agreement with a related party to settle US$220,000 in debt by issuing common shares of the Company at a price of CDN$0.145 per share, subject to regulatory approval.

c)   Has pending a formal written application for the Caroni Project concessions to the Ministerio de Energia y Minas ("MEM") in Venezuela. This filing seeks the exclusive right for the company to conduct a detailed independent, comprehensive Bankable Feasibility Study ("BFS") on the concessions. The successful completion of that BFS, subject to financing and regulatory approval, could lead to tenure and exclusive sustainable mining exploitation rights to 25 concessions on the lower Caroni River, Bolivar State, Venezuela.

SCHEDULE B - SUPPLEMENTAL INFORMATION

1) Analysis of expenses and deferred costs

   See Schedule A Financial Statements

2) Related party transactions

   See Schedule A Financial Statements

3) Summary of securities issued and options granted during the period

   a) Summary of securities issued

Date of Issue	Type of Security	Type of Issue	# of Shares	US$ Price	Total Proceeds	Type of Consideration	Commission Paid US$
NIL							

   b) Summary of options granted

Date	# of shares	Optionee	Price	Expiry
	NIL			

4) Summary of securities as at the end of the reporting period

   See Schedule A Financial Statements

5) Directors & Officers of the company - Stanley Sandner – Chairman & CEO
   David R. Hagler
   R. Page Chilcott - President
   Carlos Bacalao Romer
   Marcello M. Veiga

SCHEDULE C - MANAGEMENT DISCUSSION

Description Of Business

Employing modern technology, the Company is engaged in the acquisition and economic development of alluvial mineral deposits on the lower Caroni River, Venezuela. These deposits contain gold, diamonds, titanium and fresh water sand and gravel. In addition, the exploitation process will use ecologically sound and proven processes to remove existing pollutants.

Operations and Financial Condition

a) Loss - The Company incurred a net loss on operations of ($56,985) for the period compared to a loss of ($48,532) for the same period in the prior year. This amounts to an increase of $8,453 due to increased travel costs of $7,797, increased audit fees of $5650, increased consulting fees of $7,100, offset by a reduction in foreign exchange expense of $15,567 and other variations in expenses.

b) Mineral Properties - The Company has filed a formal application with authorities in Venezuela for mineral concessions. Government officials have orally accepted the proposed exploitation plan. The application requests exclusive mining rights to 25 concessions along the lower Caroni River, Bolivar State, consisting of two non-contiguous blocks and comprising approximately 12,463 ha. The filing has been made to the Ministry of Mines pursuant to Venezuela Mining Law and to other affected regulatory bodies. Acceptance of the application for these exclusive rights, subject to financing, will lead to a feasibility study including a full-scale technical, economic and environmental study of the large-scale exploitation potential of the concessions. Exclusive concession tenure, titles and permitting along with government acquiescence and support would be included in this study. Completion of this phase will include final projected operating and capital costs of the project.. Successful conclusion will depend upon the Company obtaining adequate financing and government approvals.

c) Investor Relations - The Company currently has no agreements to provide investor relation services. Discussions have been held with various parties.

Financing

The company has successfully completed private placements for US$182,000. The proceeds will be used for working capital and furtherance of the project in Venezuela. The company also settled debts with a non-arms length creditor for US$220,000

Liquidity And Solvency

The Company has incurred losses since inception and has a working capital deficiency of $725,669. These factors create significant doubt as to the ability of the Company to continue as a going concern.

The Company's ability to meet its obligations and maintain its operations is contingent upon successful completion of additional financing arrangements currently being considered, the continuing support of its creditors or the completion of a business combination with a company which would assist in obtaining necessary financing.